A Special Meeting of the Shareholders of the BB&T Funds the "Trust") was held on January 14, 2000.

Proposal #1 included the election of Trustees. Walter B.
Grimm, William E. Graham, Jr., Thomas W. Lambeth, W. Ray
Long, Robert W. Stewart, and Raymond K. McCulloch were elected as trustees of the Trust. Walter B. Grimm received 432,515,413 votes for, 0 against, and 989,602 abstained. William E. Graham, Jr. received 432,511,602 votes for, 0 against, and 993,413 abstained. Thomas W.
Lambeth received 432,516,207 votes for, 0 against, and 988,808 abstained. W. Ray Long received 432,510,992 votes for, 0 against, and 994,023 abstained. Robert W. Stewart received 432,516,207 votes for, 0 against, and 988,808 abstained. Finally, Raymond K. McCulloch received 432,
511,714 votes for, 0 against, and 993,301 abstained.

Proposal #2 was to ratify the selection of independent accountants. The selection of KPMG LLP as independent accountants was ratified with 430,884,528 votes for, 980, 311 votes against, and 1,640,178 votes abstained.

Proposal #3 was to consider eliminating the Small Company Growth Fund's fundamental investment policy regarding investment in companies with market capitalization under $1 billion. The elimination of the Small Company Growth Fund's fundamental investment policy regarding investment in companies with market capitalization under $1 billion of proposal was approved with 2,715,267 votes for, 15,025 against, and 174,990 abstained (including broker non-votes).